As filed with the Securities and Exchange Commission on October 17, 2008
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
MIDDLEBROOK PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	52-2208264
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employee Identification No.)
20425 Seneca Meadows Parkway
Germantown, Maryland 20876
(301) 944-6600
(Address, Including Zip Code, and Telephone Number
Including Area Code, of Registrant’s Principal Executive Offices)
Brad Cole
Senior Vice President, General Counsel and Secretary
MiddleBrook Pharmaceuticals, Inc.
20425 Seneca Meadows Parkway
Germantown, Maryland 20876
(301) 944-6600
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
Copy To:
Frederick W. Kanner, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000
     Approximate Date of Proposed Sale to the Public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered (1)	Price per Share(2)	Offering Price(2)	Fee
Common Stock, $.01 par value	42,424,242 shares	$1.25	$53,030,303	$2,085

(1)	Represents 30,303,030 shares of common stock and 12,121,212 shares of common stock issuable upon exercise of a warrant. Pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(2)	Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, the registration fee has been calculated based upon the average of the high and low sales prices as reported on the Nasdaq Global Market on October 16, 2008 of $1.34 and $1.15, respectively.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting under said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholder named in this prospectus is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED OCTOBER 17, 2008
MIDDLEBROOK PHARMACEUTICALS, INC.
42,424,242 Shares of Common Stock
     This prospectus relates to the public offering, from time to time, of up to an aggregate of 42,424,242 shares of common stock, par value $.01 per share, of MiddleBrook Pharmaceuticals, Inc., by the selling stockholder. The 42,424,242 shares of common stock consist of 30,303,030 shares of our common stock held by the selling stockholder and 12,121,212 shares of our common stock issuable to the selling stockholder upon the exercise of a warrant.
     The shares are being registered pursuant to a registration rights agreement with the selling stockholder in order to permit the selling stockholder to sell the shares from time to time in the public market. We will not receive any of the proceeds from the sale of these shares of common stock.
     The prices at which the selling stockholder may sell the shares may be determined by the market or negotiated transactions. The selling stockholder may sell the shares through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution.” We do not know when or in what amount the selling stockholder may offer the shares for sale. The selling stockholder may sell any, all or none of the shares offered by this prospectus.
     Our common stock is traded on the Nasdaq Global Market under the symbol “MBRK.” On October 16, 2008 the closing price of one share of our common stock was $1.34.
     Investing in our common stock involves significant risks. See “Risk Factors” on Page 3.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is October    , 2008

FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), that involve risks and uncertainties. In some cases, forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and similar expressions. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or the incorporated document, as the case may be. All of these forward-looking statements are based on information available to us at the time of this prospectus or the incorporated document, as the case may be, and we assume no obligation to update any of these statements. Actual results could differ from those projected in these forward-looking statements as a result of many factors, including the risks outlined under “Risk Factors” in this prospectus, and those identified by reference in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere contained in our Annual Report on Form 10-K for the year ended December 31, 2007, as updated by our Quarterly Reports on Form 10-Q and in the documents filed by us with the Securities and Exchange Commission (the “SEC”) after the date of this prospectus and incorporated by reference herein. We urge you to review and consider the various disclosures made by us in this prospectus, and those detailed from time to time in our filings with the SEC, that attempt to advise you of the risks and factors that may affect our future results.

     MiddleBrook, MiddleBrook Pharmaceuticals, Inc., PULSYS, MOXATAG and Keflex are our registered trademarks and trade names or are subject of pending U.S. trademark or trade name applications. All other trademarks, trade names or service marks appearing in this prospectus and the incorporated documents are the property of their respective owners.

SUMMARY
     This summary highlights information about MiddleBrook Pharmaceuticals, Inc. and its subsidiaries, contained elsewhere in this prospectus or incorporated by reference herein. Because this is a summary, it does not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus and the documents that we incorporate by reference. As used in this prospectus, references to “we,” “us,” “our,” “MiddleBrook” or “our Company” and similar terms mean MiddleBrook Pharmaceuticals, Inc.
MiddleBrook Pharmaceuticals, Inc.
     MiddleBrook is a pharmaceutical company focused on developing and commercializing anti-infective drug products that fulfill unmet medical needs in the treatment of infectious disease. We are developing a portfolio of drugs based on our novel biological finding that bacteria exposed to antibiotics in front-loaded, sequential bursts, or pulses, are killed more efficiently than those exposed to standard antibiotic treatment regimens. Based on this finding, we have developed a proprietary, once-a-day pulsatile delivery technology called PULSYS (“PULSYS”). Our PULSYS technology is protected by a broad patent estate, with 26 patents currently issued in the U.S. and two foreign-issued patents. The patent lives extend to 2020 and beyond.
     We have focused initially on developing PULSYS product candidates utilizing approved and marketed anti-infective drugs that no longer have patent protection or that have patents expiring in the next several years. Our lead PULSYS product candidate, based on the antibiotic amoxicillin, successfully completed a Phase III trial in 2006, and our New Drug Application (“NDA”) for the product under the trade name: MOXATAG (amoxicillin extended-release tablets) 775mg, was approved by the U.S. Food and Drug Administration (“FDA”) on January 23, 2008. MOXATAG is approved for the treatment of pharyngitis/tonsillitis, commonly known as strep throat, for adults and pediatric patients age 12 and older. MOXATAG is the first and only once-daily amoxicillin treatment of pharyngitis/tonsillitis approved in the U.S. We currently intend to launch MOXATAG to the trade customers in the first quarter of 2009 and hire a dedicated sales force of approximately 200 to 250 sales representatives that will begin promoting MOXATAG to targeted physicians in the second quarter of 2009.
     We have two PULSYS product candidates in clinical development. The further development of these product candidates is on hold while we assess our ability to resume these development programs which will be subject to our having adequate financial resources available. We gained FDA agreement on our Phase III clinical trial design and regulatory strategy for our Keflex (cephalexin) PULSYS product candidate. We believe the added convenience of improving Keflex from its typical two-to-four times per day dosing regimen to a once-daily regimen can create an attractive commercial opportunity. Assuming availability of funds, we plan to conduct a phase II trial to evaluate various dosing regimens of our amoxicillin pediatric product candidate, which is a sprinkle formulation utilizing the antibiotic amoxicillin for use in pediatric patients under age 12.
     We currently market certain drug products which do not utilize our PULSYS technology and that are not protected by any other patents. We acquired the U.S. rights to the Keflex brand of cephalexin from Eli Lilly in 2004, which consisted primarily of the Keflex 250mg and 500mg capsules at that time. In May 2006, we received marketing approval from the FDA for two new strengths of Keflex, 750mg capsules and 333mg capsules. In July 2006, we began promoting Keflex 750mg capsules to targeted physicians through a dedicated contract sales force of 75 sales representatives and eight MiddleBrook district sales managers. In 2007, we reduced the number of contract sales representatives to 30 and the number of district sales managers to three. We currently have 30 contract sales representatives and two district sales managers. Keflex product sales in 2007 and the six months ended June 30, 2008, were approximately $10.5 million and $4.9 million, respectively, with $7.7 million and $3.5 million, respectively, attributable to Keflex 750mg.

     In November 2007, we entered into a transaction with Deerfield Management and certain of its affiliates (collectively, the “Deerfield Entities”) in which we sold our Keflex brand rights, including the trademark, and approved NDAs for our existing, non-PULSYS Keflex products, to certain of the Deerfield Entities. On September 4, 2008, pursuant to an agreement, dated as of July 1, 2008 (the “Deerfield Agreement”), by and among us and the Deerfield Entities, we repurchased, for approximately $11 million in cash, our Keflex assets previously sold to the Deerfield Entities in November 2007 and terminated our ongoing obligations to the various Deerfield Entities. In addition, each of the applicable Deerfield Entities exercised its option to require us to redeem warrants to purchase 3,000,000 shares of our common stock (the “Deerfield Warrants”). The Company redeemed the Deerfield Warrants for an aggregate redemption price of approximately $8.8 million on September 4, 2008.
     We funded the repurchase of the Keflex assets and the redemption of the Deerfield Warrants (along with associated transaction expenses) with a portion of the $100 million raised by our sale of 30,303,030 shares of newly-issued common stock and a warrant to purchase an additional 12,121,212 shares of common stock to EGI-MBRK, L.L.C. (“EGI”), an affiliate of Equity Group Investments, L.L.C. on September 4, 2008.
     Additional information regarding the repurchase of the Keflex assets may be found in the Company’s current report on Form 8-K filed with the SEC on July 8, 2008. A description of the transactions pursuant to which the Keflex assets were sold to the Deerfield Entities in November 2007 is contained in the Company’s current report on Form 8-K filed with the SEC on November 13, 2007. A description of the transactions pursuant to which the shares of common stock and warrant to purchase common stock were sold to EGI is contained in the Company’s current reports on Form 8-K filed with the SEC on July 8, 2008 and September 10, 2008.
     We were incorporated in Delaware in December 1999 and commenced operations in January 2000. In June 2007, we changed our name from Advancis Pharmaceutical Corporation to MiddleBrook Pharmaceuticals, Inc. Our principal executive offices are located at 20425 Seneca Meadows Parkway, Germantown, Maryland 20876. Our telephone number is (301) 944-6600. Our website is www.middlebrookpharma.com. Information contained on our website is not part of, and is not incorporated into, this prospectus. Our filings with the SEC are available without charge on our website as soon as reasonably practicable after filing.

RISK FACTORS
     An investment in our common stock involves significant risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus and as further updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the price of our common stock and the value of your investment in us.
Risks Related to Our Business
Our performance depends substantially on the ability of our new management team to fully implement a new business strategy and the performance of our executive officers and other key personnel.
     In September 2008, we issued and sold 30,303,030 shares of our common stock and a warrant to purchase an aggregate of 12,121,212 shares of our common stock to EGI in a private placement offering, for proceeds of approximately $100 million. In connection with the offering, and as contemplated by the Securities Purchase Agreement dated July 1, 2008 between us and EGI, our board of directors appointed John Thievon to replace Edward M. Rudnic, Ph.D. as our president and chief executive officer. Dr. Rudnic also resigned from our board, and our board appointed Mr. Thievon to fill this vacancy. In addition, Dave Becker was appointed as our Executive Vice President and Chief Financial Officer, replacing Robert C. Low as our principal financial officer. We also expanded the size of our board of directors from seven to nine members, adding new directors William C. Pate and Mark Sotir. We have hired or promoted a number of other members of our senior management team. The new management team is in the process of setting new business objectives and implementing a new business strategy for our company and products. Our management team is untested, has not worked together as a group for an extended period of time, and may lack familiarity with our company and products. They may not work together effectively to successfully implement a new business strategy, manage our operations, accomplish business objectives, and new initiatives could be implemented that would adversely affect our business. Poor execution in the transition of our management team and in implementing new initiatives could have a material adverse effect on our business, financial condition and results of operation.
     We are highly dependent on the principal members of our scientific and management teams. In order to pursue our product development, marketing and commercialization plans, we may need to hire additional personnel with experience in clinical testing, government regulation, manufacturing, marketing and business development. We may not be able to attract and retain personnel on acceptable terms given the intense competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. We are not aware of any present intention of any of our key personnel to leave our company or to retire. However, although we have employment agreements with certain of our executive officers, these employees may terminate their services at any time by delivery of appropriate notice. The loss of any of our key personnel, or the inability to attract and retain qualified personnel, may significantly delay or prevent the achievement of our research, development or business objectives and could materially adversely affect our business, financial condition and results of operations.
We have a history of losses, we expect to incur losses for the foreseeable future and we may never become profitable.
     From the date we began operations in January 2000 through June 30, 2008, we have incurred losses of approximately $212.8 million, including a loss of approximately $42.2 million and $17.5 million for the fiscal year ended December 31, 2007 and the six months ended June 30, 2008, respectively. Our losses-to-date have resulted principally from research and development costs related to the development of our product candidates, the purchase of equipment and establishment of our facilities and selling, general and administrative costs related to our operations.

     We expect to incur substantial losses in 2008 and for the foreseeable future thereafter. Among other things, in 2008 we expect to incur significant expenses in anticipation of commercialization of our MOXATAG product that was approved for marketing by the FDA in January 2008. We have postponed further development of our Keflex PULSYS product candidate and our amoxicillin pediatric PULSYS product candidate in order to reduce our expenses. We may also incur losses in connection with the continued sales and marketing of our Keflex 750 mg product that was approved for marketing by the FDA in May 2006. In addition, we expect to incur additional expenses as a result of other research and development costs and regulatory compliance activities.
     Our chances for achieving profitability depend on numerous factors, including success in:
•	commercializing our MOXATAG (amoxicillin extended-release tablets) 775 mg product, which was approved for marketing by the FDA on January 23, 2008;

•	maintaining sales of our Keflex 750 mg product;

•	successfully developing, gaining FDA approval for, and commercializing other product candidates; and

•	obtaining additional financing, should it prove to be necessary.
We may never become profitable.
Our PULSYS technology is based on a finding that could ultimately prove to be incorrect, or could have limited applicability.
     Our PULSYS product candidates are based on our in vitro finding that bacteria exposed to antibiotics in front-loaded, rapid sequential bursts are eliminated more efficiently and effectively than those exposed to presently available treatment regimens. Ultimately, our finding may be incorrect, in which case our pulsatile dosage form would not differ substantially from competing dosage forms and may be inferior to them. If these products are substantially identical or inferior to products already available, the market for our pulsatile drugs will be reduced or eliminated.
     Even if pulsatile dosing is more effective than traditional dosing, we may be unable to apply this finding in vivo successfully to a substantial number of products in the anti-infective market. Our preliminary studies indicate that pulsatile dosing may not provide superior performance for all types of antibiotics. Additionally, we have not conducted any studies with anti-viral or anti-fungal medications. If we cannot apply our technology to a wide variety of antibiotics or other anti-infectives, our potential market will be substantially reduced.
Our PULSYS delivery technology may not be effective for product candidates other than MOXATAG, which would prevent us from commercializing products that are more effective than those of our competitors.
     Even if we are correct that pulsatile dosing is more effective than traditional dosing of antibiotics, our PULSYS delivery technology must be effective in humans such that the pulsatile administration of drugs are at levels that prove effective in curing infections. Although we have been able to show our PULSYS technology was successful for MOXATAG, we may not be successful in delivering other antibiotics using our PULSYS technology that performs better than our competitor’s products, or we may not be successful when applying MOXATAG using our PULSYS technology in indications other than our current indications. Should this occur, our pulsatile product candidates may not be more effective than the products of our competitors, which may decrease or eliminate market acceptance of our products.
     If our PULSYS delivery technology is not effective in delivering rapid bursts of antibiotics, or is unable to do so at an appropriate concentration, and we are not able to create an alternative delivery method for pulsatile dosing that proves to be effective, we will be unable to capitalize on any advantage of our discovery, which could have a material adverse effect on our business and results of operations.

If a competitor produces and commercializes an antibiotic that is superior to our PULSYS antibiotics, the market for our potential products would be reduced or eliminated.
     We have devoted a substantial amount of our research efforts and capital to the development of pulsatile antibiotics. Competitors are developing or have developed new drugs that may compete with our pulsatile antibiotics. A number of pharmaceutical companies are also developing new classes of compounds, such as oxazolidinones, that may also compete against our pulsatile antibiotics. In addition, other companies are developing technologies to enhance the efficacy of antibiotics by adding new chemical entities that inhibit bacterial metabolic function. If a competitor produces and commercializes an antibiotic or method of delivery of antibiotics that provides superior safety, effectiveness or other significant advantages over our pulsatile antibiotics, the value of our pulsatile drugs would be substantially reduced. As a result, we would need to conduct substantial new research and development activities to establish new product targets, which would be costly and time consuming. In the event we are unable to establish new product targets, we will be unable to generate sources of revenue.
We have not conducted an extensive third party patent infringement, invalidity and enforceability investigation on pulsatile dosing and our PULSYS technology, and we are aware of at least one issued patent covering pulsatile delivery.
     Our patents, prior art and infringement investigations were primarily conducted by our senior management and other employees. Although our patent counsel has consulted with management in connection with management’s intellectual property investigations, our patent counsel has not undertaken an extensive independent analysis to determine whether our pulsatile technology infringes upon any issued patents or whether our issued patents or patent applications covering pulsatile dosing could be invalidated or rendered unenforceable for any reason. We are aware of one issued patent owned by a third party that covers certain aspects of delivering drugs by use of two delayed-release pulses. However, we believe that we will be able to manufacture and market formulations of our pulsatile products without infringing any valid claims under this patent. Any reformulation of our products, if required, could be costly and time-consuming and may not be possible. We cannot assure you that a claim will not be asserted by such patent holder or any other holder of an issued patent, that any of our products infringe their patent, or that our patents are invalid or unenforceable. We may be exposed to future litigation by third parties based on claims that our products or activities infringe the intellectual property rights of others. We cannot assure you that, in the event of litigation, any claims would be resolved in our favor. Any litigation or claims against us, whether or not valid, may result in substantial costs, could place a significant strain on our financial resources, divert the attention of management and harm our reputation. In addition, intellectual property litigation or claims could result in substantial damages and force us to do one or more of the following:
•	cease selling, incorporating or using any of our products that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which may be costly or may not be available on reasonable terms, if at all; or

•	redesign our products, which would be costly and time-consuming and may not be possible.
We have not sought patent protection for certain aspects of the technology used in our PULSYS product candidates.
     We have not filed for patent protection with respect to all of our specific formulations, materials (including inactive ingredients) or manufacturing process approaches that are incorporated in our PULSYS product candidates, and we may not seek such patent coverage in the future. In producing our PULSYS products, we expect to use general formulation techniques used in the industry that would be modified by us and which would, therefore, include know-how and trade secrets that we have developed. We cannot be certain that a patent would issue to cover such intellectual property, and currently, we would prefer to keep such techniques and know-how as our trade secrets. In the event a competitor is able to develop technology substantially similar to ours and patent that approach, we may be blocked from using certain of our formulations or manufacturing process approaches, which could limit our ability to develop and commercialize products.

If we are unable to develop and successfully commercialize our PULSYS product candidates, we may never achieve profitability.
     We have not commercialized any PULSYS products or recognized any revenue from PULSYS product sales. With the exception of MOXATAG, which was approved for marketing by the FDA on January 23, 2008, all of our pulsatile drugs are in early stages of development. We must obtain regulatory approval for our products before we are able to commercialize these products and generate revenue from their sales. We expect that we must conduct significant additional research and development activities on our other PULSYS product candidates and successfully complete preclinical, Phase I, Phase I/II or Phase II, and Phase III clinical trials before we will be able to receive final regulatory approval to commercialize these pulsatile products. Even if we succeed in developing and commercializing one or more of our PULSYS products, we may never generate sufficient or sustainable revenue to enable us to be profitable.
If clinical trials for our products are unsuccessful or delayed, we will be unable to meet our anticipated development and commercialization timelines.
     We must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans before we can obtain regulatory approvals for their commercial sale. In addition, we will also need to demonstrate through clinical trials any claims we may wish to make that our product candidates are comparable or superior to existing products. For drug products which are expected to contain active ingredients in fixed combinations that have not been previously approved by the FDA, we may also need to conduct clinical studies in order to establish the contribution of each active component to the effectiveness of the combination in an appropriately identified patient population.
     Conducting clinical trials is a lengthy, time-consuming and expensive process. With the exception of both our Keflex PULSYS product candidate and amoxicillin pediatric PULSYS product candidate, which have completed Phase I clinical trials, we have not completed preclinical studies and initial clinical trials (Phase I, Phase I/II or Phase II) to extrapolate proper dosage for our other potential product candidates for Phase III clinical efficacy trials in humans. In the event we incorrectly identify a dosage as appropriate for human clinical trials, any results we receive from such trials may not properly reflect the optimal efficacy or safety of our products and may not support approval in the absence of additional clinical trials using a different dosage.
     The commencement and rate of completion of clinical trials for our products may be delayed by many factors, including:
•	lack of efficacy during the clinical trials;

•	unforeseen safety issues;

•	slower than expected rate of patient recruitment; or

•	government or regulatory delays.
     The results from preclinical testing and early clinical trials are often not predictive of results obtained in later clinical trials. Although a new product may show promising results in preclinical and initial clinical trials, it may subsequently prove unfeasible or impossible to generate sufficient safety and efficacy data to obtain necessary regulatory approval. Data obtained from preclinical and clinical studies are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may encounter regulatory delays or rejections as a result of many factors, including results that do not support our claims, perceived defects in the design of clinical trials and changes in regulatory policy during the period of product development. Our business, financial condition and results of operations may be materially adversely affected by any delays in, or termination of, our clinical trials or a determination by the FDA that the results of our trials are inadequate to justify regulatory approval.
Although our MOXATAG product has been approved for commercial sale, we will not be successful if the product is not accepted by the market.
     Even though we have obtained regulatory approval to market MOXATAG, it, or any of our other potential PULSYS products, may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any pharmaceutical product that we develop will depend on a number of factors, including:
•	demonstration of clinical efficacy and safety;

•	cost-effectiveness;

•	potential advantages over alternative therapies;

•	reimbursement policies of government and third-party payors; and

•	effectiveness of our marketing and distribution capabilities and the effectiveness of such capabilities of our collaborative partners.

Our products will compete with a number of products manufactured and marketed by major pharmaceutical companies, biotechnology companies and manufacturers of generic drugs. Our products may also compete with new products currently under development by others. Physicians, patients, third-party payors and the medical community may not accept and use any product candidates that we or our collaborative partners develop. To the extent current antibiotics already successfully treat certain infections, physicians may not be inclined to prescribe our pulsatile drugs for the same indications. If our products do not achieve significant market acceptance, we will not be able to generate significant revenues or become profitable.
We have limited sales and marketing capabilities. Our ability to commercialize our products is dependent upon successfully developing our own sales and marketing capabilities and infrastructure.
     We have limited sales and marketing capabilities. In order to commercialize our MOXATAG product, which was approved for marketing by the FDA on January 23, 2008, or any other products and product candidates, we will need to considerably expand our commercial capabilities, including sales and marketing personnel, using a significant portion of the proceeds raised in our September 2008 private placement offering. The expansion of our sales infrastructure will also require substantial resources, which may divert the attention of our management and key personnel and defer our product development efforts. If we develop our own commercial capabilities, we will be required to employ a sales force, establish and staff a customer service department, and create or identify distribution channels for our drugs. Effective sales personnel in our industry are in high demand, and many well-funded companies are in a better position to compete for these resources than we are. These efforts may not be successful. If we fail to expand our sales and marketing capabilities, we will experience delays in product sales and incur increased costs.
Our Keflex 750 mg product may not be successful.
     We launched our Keflex 750 mg product in July 2006. While we have invested considerable resources in the launch of this product, to date, sales have not met our expectations. We had previously anticipated that this product would generate revenues in excess of related expenses and would contribute additional cash flow to help fund our other operations. During 2007 and the six months ended June 30, 2008, we reduced the number of sales representatives and marketing costs associated with Keflex 750 mg in order to more closely match the monthly sales level. While we believe that the product now generates monthly revenues slightly in excess of related expenses, we cannot assure you that this will continue, as this product may not gain sufficient market acceptance among physicians, the medical community and patients. The extent to which this product is accepted by physicians is dependent upon a number of factors, including the recognition of the potential advantages, despite higher cost, over alternative generic dosage strengths of cephalexin and the effectiveness of our marketing and distribution capabilities. In addition, this product faces significant competition from other dosage strengths of cephalexin manufactured by generic pharmaceutical companies, as well as from other dosage strengths of immediate-release Keflex marketed by us. Although there is no current 750 mg dosage strength of generic cephalexin, the product is not protected by patents and we expect to have a limited window of opportunity to market this product, should generic pharmaceutical manufacturers choose to compete with us. Even if sales of this product increase in the short-term, we expect that the amount of revenues from this product could decline significantly within a few years due to competition from generic formulations of the product.
We rely upon a limited number of pharmaceutical wholesalers and distributors, which could impact our ability to sell our Keflex products or MOXATAG.
     We rely largely upon specialty pharmaceutical distributors and wholesalers to deliver Keflex to end users, including physicians, hospitals, and pharmacies. Product sales to the three major pharmaceutical wholesalers, Cardinal Health Inc., McKesson Corporation and AmerisourceBergen Corporation, represented approximately 94% and 95% of our net revenue from Keflex in 2007 and the six months ended June 30, 2008, respectively. There can be no assurance that our distributors and wholesalers will adequately fulfill the market demand for Keflex or, after commercial launch, MOXATAG. Given the high concentration of sales to certain pharmaceutical distributors and wholesalers, we could experience a significant loss if one of our top customers were to declare bankruptcy or otherwise become unable to pay its obligations to us.

The potential success of our products and product candidates, including our Keflex 750 mg product and our recently-approved MOXATAG product, will be dependent upon successfully pricing the products in the marketplace.
     While we believe that physicians make antibiotic prescribing decisions based primarily on efficacy, safety, and compliance, we also believe that, when deciding whether to prescribe a modified-release drug or its immediate release generic analog, physicians also weigh patient co-pay and patient preferences. As a result, we believe that price will be an important driver of the adoption of our products and product candidates. In addition, we believe it will be important to carefully manage against resistance from payor organizations by pricing our products in such a way as to minimize the incremental payor cost burden relative to generic analogs. If our product pricing does not achieve significant market acceptance, the sales of our products will be significantly impacted and it could materially adversely affect our business, financial condition and results of operations.
Generic pricing plans, such as that implemented by Wal-Mart and other retailers, may affect the market for our products.
     In September 2006, Wal-Mart began offering certain generic drugs at $4 per prescription. Amoxicillin and cephalexin are on the list of drugs that Wal-Mart intends to provide at $4 per prescription. Wal-Mart has significant market presence. As a result, there can be no assurance that Wal-Mart’s generic pricing plan, and/or similar plans adopted by others, will not have a material adverse effect on the market for our products.
Our products are subject to therapeutic equivalent substitution, Medicaid reimbursement and price reporting.
     The cost of pharmaceutical products continues to be a subject of investigation and action by governmental agencies, legislative bodies and private organizations in the U.S. and other countries. In the U.S., most states have enacted legislation requiring or permitting a dispensing pharmacist to substitute a generic equivalent to the prescribed drug. Federal legislation requires pharmaceutical manufacturers to pay to state Medicaid agencies prescribed rebates on drugs to enable them to be eligible for reimbursement under Medicaid programs. Federal and state governments continue to pursue efforts to reduce spending in Medicaid programs, including imposing restrictions on amounts agencies will reimburse for certain products. We also must give discounts or rebates on purchases or reimbursements of our products by certain other federal and state agencies and programs. Our ability to earn sufficient returns on our products will depend, in part, on the availability of reimbursements from third party payors, such as health insurers, governmental health administration authorities and other organizations and the amount of rebates payable under Medicaid programs.
We are dependent on our contract manufacturers and suppliers to provide us with active pharmaceutical ingredients and finished products.
     We do not maintain commercial scale manufacturing facilities. Our Keflex products are manufactured for us by Ceph International Corporation (“Ceph”), a wholly-owned subsidiary of Patheon’s MOVA Pharmaceutical Corporation. MOXATAG is expected to be manufactured for us by Stada Production Ireland Limited (“SPI”), previously known as the manufacturing division of Clonmel Healthcare Limited, a subsidiary of STADA Arzneimittel AG, pursuant to a contract manufacturing arrangement we have entered into with them.
     Although we believe that the active pharmaceutical ingredients (“APIs”) and finished Keflex and MOXATAG products could be potentially obtained from several suppliers, our applications for regulatory approval currently authorize only Ceph as our source for Keflex, and SPI is identified as our only source for MOXATAG. In the event that Ceph and/or SPI is unable to supply the products to us in sufficient quantities on a timely basis or at a commercially reasonable price, or in the event either of them breaches their agreement with us, or if Ceph and/or SPI loses its regulatory status as an acceptable source, we would need to locate another source. A change to a supplier not previously approved or an alteration in the procedures or product provided to us by an approved supplier may require formal approval by the FDA before the product could be sold and could result in significant disruption to our business. These factors could limit our ability to sell Keflex and/or MOXATAG and could materially adversely affect our business, financial condition and results of operations.

     In addition, we obtain APIs and finished products from certain specialized manufacturers for use in clinical studies. Although the antibiotics and finished products we use in our clinical studies may generally be obtained from several suppliers, the loss of a supplier could result in delays in conducting or completing our clinical trials and could delay our ability to commercialize products.
All of our manufacturing operations are located outside of the U.S., which exposes us to additional business risks that may cause our profitability to decline.
     SPI will manufacture MOXATAG in SPI’s facilities in Ireland. Our costs associated with this manufacturer are denominated in EUR. We are therefore exposed to fluctuations in the exchange rates between the U.S. dollar and the euro, which could have an adverse effect on our financial results. In addition, we may be subject to separate laws and regulations by local authorities. These laws and regulations may be modified in the future, and we may not be able to operate in compliance with those modifications.
     Our Keflex products are manufactured by Ceph in Puerto Rico. The operations in Puerto Rico are subject to risk of hurricanes and other natural disasters, which could result in delays, interruptions, and added costs in the manufacturing and delivery of our products.
     Any of these factors could have an adverse effect on our business, financial condition, or results of operations.
Our ability to conduct clinical trials will be impaired if we fail to qualify our clinical supply manufacturing facility and we are unable to maintain relationships with current clinical supply manufacturers or enter into relationships with new manufacturers.
     We currently rely on several contractors to manufacture product for our clinical studies. We believe that there are a variety of manufacturers that we may retain to produce these products. However, once we retain a manufacturing source, if we are unable to maintain our relationship with such manufacturer, qualifying a new manufacturing source will be time consuming and expensive, and may cause delays in the development of our products.
Clinical trials for our product candidates may be delayed due to our dependence on third parties for the conduct of such trials.
     We have limited experience in conducting and managing clinical trials. We rely, and will continue to rely, on third parties, including contract research organizations and outside consultants, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in the completion of, or the failure to complete, these trials if they fail to perform their obligations under our agreements with them.
Our success may depend on our ability to successfully attract and retain collaborative partners.
     For certain product candidates, we may enter into collaborative arrangements with third parties. Collaborations may be necessary in order for us to:
•	fund our research and development activities;

•	fund manufacturing by third parties;

•	seek and obtain regulatory approvals; and

•	successfully commercialize our product candidates.
     We cannot assure you that we will be able to enter into collaborative agreements with partners on terms favorable to us, or at all, and any future agreement may expose us to risks that our partner might fail to fulfill its obligations and delay commercialization of our products. We also could become involved in disputes with partners, which could lead to delays in or terminations of our development and commercialization programs and time-consuming and expensive litigation or arbitration. Our inability to enter into additional collaborative arrangements with other partners, or our failure to maintain such arrangements, may limit the number of product candidates we can develop and ultimately, decrease our sources of any future revenues.

If we cannot enter into new licensing arrangements or otherwise gain access to products, our ability to develop a diverse product portfolio could be limited.
     A component of our business strategy may involve in-licensing or acquiring drug compounds developed by other pharmaceutical and biotechnology companies or academic research laboratories that may be marketed and developed or improved upon using our novel technologies. Competition for promising compounds can be intense, and currently we have not entered into any arrangement to license or acquire any drugs from other companies. If we are not able to identify licensing or acquisition opportunities or enter into arrangements on acceptable terms, we may be unable to develop a diverse portfolio of products. Any product candidate that we acquire may require significant additional research and development efforts prior to seeking regulatory approval and commercial sale, including extensive preclinical and/or clinical testing. All product candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be safe, non-toxic and effective or approved by regulatory authorities. In addition, we cannot assure you that any approved products that we develop or acquire will be: manufactured or produced economically; successfully commercialized; widely accepted in the marketplace or that we will be able to recover our significant expenditures in connection with the development or acquisition of such products. In addition, proposing, negotiating and implementing an economically viable acquisition is a lengthy and complex process. Other companies, including those with substantially greater financial, sales and marketing resources, may compete with us for the acquisition of product candidates and approved products. We may not be able to acquire the rights to additional product candidates and approved products on terms that we find acceptable, or at all. In addition, if we acquire product candidates from third parties, we may be dependent on third parties to supply such products to us for sale. We could be materially adversely affected by the failure or inability of such suppliers to meet performance, reliability and quality standards.
We could be forced to pay substantial damage awards if product liability claims that may be brought against us are successful.
     The use of any of our product candidates in clinical trials, and the sale of any approved products, may expose us to liability claims and financial losses resulting from the use or sale of our products. We have obtained limited product liability insurance coverage for our clinical trials, which we believe is adequate to cover our present activities. However, such insurance may not be adequate to cover any claims made against us. In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses.
Risks Related to Our Industry
Any inability to protect our intellectual property could harm our competitive position.
     Our success will depend in part on our ability to obtain patents and maintain adequate protection of other intellectual property for our technologies and products in the U.S. and other countries. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate our competitive advantage. Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S., and we may encounter significant problems in protecting our proprietary rights in these foreign countries.
     The patent positions of pharmaceutical and biotechnology companies, including our patent positions, involve complex legal and factual questions and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated or circumvented. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that we cover our proprietary technologies with valid and enforceable patents or we effectively maintain such proprietary technologies as trade secrets. We will apply for patents covering both our technologies and product candidates as we deem appropriate. We may fail to apply for patents on important technologies or products in a timely fashion, or at all, and in any event, the applications we do file may be challenged and may not result in issued patents. Any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. In addition, if challenged, our patents may be declared invalid. Even if valid, our patents may fail to provide us with any competitive advantages.

     We rely upon trade secrets protection for our confidential and proprietary information. We have taken measures to protect our proprietary information; however, these measures may not provide adequate protection. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.
If we do not compete successfully in the development and commercialization of products and keep pace with rapid technological change, we will be unable to capture and sustain a meaningful market position.
     The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. While we are not aware of any company using rapid bursts of antibiotics as a treatment method, there are numerous companies actively engaged in the research and development of anti-infectives.
Our main competitors are:
Large pharmaceutical companies, such as Pfizer, GlaxoSmithKline, Wyeth, Bristol-Myers Squibb, Merck, Johnson & Johnson, Roche, Schering-Plough, Novartis, sanofi-aventis, Abbott Laboratories, AstraZeneca, and Bayer, which may develop new drug compounds that render our drugs obsolete or noncompetitive.
•	Smaller pharmaceutical and biotechnology companies and specialty pharmaceutical companies engaged in focused research and development of anti-infective drugs, such as Trimeris, Vertex, Gilead Sciences, Cubist, Basilea, Replidyne, InterMune, Oscient, King, Advanced Life Sciences, and others.

•	Drug delivery companies, such as Johnson & Johnson’s Alza division, Biovail, DepoMed, Flamel Technologies, and SkyePharma, which may develop a dosing regimen that is more effective than pulsatile dosing.

•	Generic drug companies, such as Teva, Ranbaxy, Sandoz and Stada, which produce low-cost versions of antibiotics that may contain the same APIs as our PULSYS product candidates.
     Many of these competitors, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborative partners, have significantly greater experience than we do in:
•	developing products;

•	undertaking preclinical testing and human clinical trials;

•	obtaining approvals of products from the FDA and other regulatory agencies; and

•	manufacturing and marketing products.
     Developments by others may render our product candidates or technologies obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, and for licenses of products or technology. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than ours.

If we experience delays in obtaining regulatory approvals, or are unable to obtain or maintain regulatory approvals, we may be unable to commercialize any products.
     Our product candidates are subject to extensive and rigorous domestic government regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical products. If our products are marketed abroad, they will also be subject to extensive regulation by foreign governments. None of our PULSYS product candidates has been approved for sale in any foreign market. The regulatory review and approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance and may involve ongoing requirements for post-marketing studies. The actual time required for satisfaction of FDA pre-market approval requirements may vary substantially based upon the type, complexity and novelty of the product or the medical condition it is intended to treat. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon a manufacturer’s activities. Delays in obtaining regulatory approvals may:
•	adversely affect the commercialization of any drugs that we or our collaborative partners develop;

•	impose costly procedures on us or our collaborative partners;

•	diminish any competitive advantages that we or our collaborative partners may attain; and

•	adversely affect our receipt of revenues or royalties.
     Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval.
     Any required approvals, once obtained, may be withdrawn. Further, if we fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process, we may encounter difficulties including:
•	delays in clinical trials or commercialization;

•	product recalls or seizures;

•	suspension of production and/or distribution;

•	withdrawals of previously approved marketing applications; and

•	fines, civil penalties and criminal prosecutions.
     We may rely on future collaborative partners to file investigational new drug applications and generally direct the regulatory approval process for some of our products. These collaborative partners may not be able to conduct clinical testing or obtain necessary approvals from the FDA or other regulatory authorities for any product candidates. If we fail to obtain required governmental approvals, we or our collaborative partners will experience delays in, or be precluded from, marketing products developed through our research.
     We and our contract manufacturers also are required to comply with applicable FDA good manufacturing practice regulations. Good manufacturing practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in commercial manufacturing of our products. We or our contract manufacturers may not be able to comply with the applicable good manufacturing practice requirements and other FDA regulatory requirements. If we or our contract manufacturers fail to comply, we could be subject to fines or other sanctions, or be precluded from marketing our products.
The manufacture and storage of pharmaceutical and chemical products is subject to environmental regulation and risk.
     Because of the chemical ingredients of pharmaceutical products and the nature of their manufacturing process, the pharmaceutical industry is subject to extensive environmental regulation and the risk of incurring liability for damages or the costs of remedying environmental problems. We use a number of chemicals and drug substances that can be toxic. These chemicals include acids, solvents and other reagents used in the normal course of our chemical and pharmaceutical analysis, and other materials, such as polymers, inactive ingredients and drug substances, used in the research, development and manufacture of drug products. If we fail to comply with environmental regulations to use, discharge or dispose of hazardous materials appropriately or otherwise to comply with the conditions attached to our operating licenses, the licenses could be revoked and we could be subject to criminal sanctions and/or substantial liability or could be required to suspend or modify our operations.

     Environmental laws and regulations can require us to undertake or pay for investigation, clean-up and monitoring of environmental contamination identified at properties that we currently own or operate or that we formerly owned or operated. Further, they can require us to undertake or pay for such actions at offsite locations where we may have sent hazardous substances for disposal. These obligations are often imposed without regard to fault. In the event we are found to have violated environmental laws or regulations, our reputation will be harmed and we may incur substantial monetary liabilities. We currently have insurance coverage that we believe is adequate to cover our present activities. However, this insurance may not be available or adequate to cover any losses arising from contamination or injury resulting from our use of hazardous substances.
Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.
     The commercial success of our products and product candidates will depend in part on the availability of reimbursement from third-party payors, including government health administrators, managed care providers and private health insurers. We cannot assure you that third-party payors will consider our products cost-effective or provide reimbursement in whole or in part for their use.
     Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Third-party payors may conclude that our products are less safe, effective or cost-effective than existing products. Therefore, third-party payors may not approve our products for reimbursement.
     If third-party payors do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients will opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payors make reimbursement available, reimbursement levels may not be sufficient for us to realize an appropriate return on our investment in product development.
     Moreover, the trend toward managed healthcare in the U.S., the growth of organizations such as health maintenance organizations, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reduced demand for our products. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us. While we cannot predict the likelihood of any of these legislative or regulatory proposals, if any government or regulatory agencies adopt these proposals, they could materially adversely affect our business, financial condition and results of operations.
Potential regulatory changes and the billing and reimbursement process applicable to underlying conditions may cause price erosion and reduce sales revenue for our products, and our products may not be accepted by healthcare providers.
     Government and private healthcare programs currently are under financial stress due to overall medical cost increases. Federal and state governments are taking steps to ease the burden on healthcare programs in ways that could affect the pricing of pharmaceuticals. Any such federal and state laws and regulations can have a negative impact on the pricing of prescription drugs, including Medicare, Medicaid, pharmaceutical importation laws and other laws and regulations that directly or indirectly impose controls on pricing.
     Market acceptance of our products may depend on the availability of reimbursement by government and private third-party payors. In recent years, there have been numerous proposals to change the healthcare system in the U.S. The growth of managed care organizations (“MCOs”) (e.g., medical insurance companies, medical plan administrators, hospital alliances and pharmaceutical benefit managers) has placed increased pressure on drug prices and on overall healthcare expenditures. MCOs and government and other private third-party payors increasingly are attempting to contain health care costs by limiting both the coverage and the level of reimbursement for drug products. Consequently, the reimbursement status of our products is highly uncertain, and we cannot assure that third-party coverage will be available or that available third-party coverage or payment will be adequate.

Risks Related to This Offering
Future sales of our common stock, or the perception that these sales may occur, could depress our stock price.
     We are registering 30,303,030 shares of our common stock and 12,121,212 shares of common stock issuable under an outstanding warrant in the registration statement of which this prospectus is a part. Furthermore, we may have to register to offer additional shares of our common stock to cover additional shares issued to or purchased by the selling stockholder from time to time in certain circumstances and potential antidilution adjustments under the warrant as a result of stock splits, stock dividends, or similar events. Sales of substantial amounts of our common stock in the public market, or the perception in the public markets that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Selling of a large number of shares by any of our existing shareholders or management shareholders, including the shares covered by this prospectus, could cause the price of our common stock to decline.
We could be forced to pay liquidated damages if we do not maintain the effectiveness of our S-3 registration statements.
     In September 2008, we issued and sold 30,303,030 shares of common stock and a warrant to acquire up to 12,121,212 additional shares of common stock at an exercise price of $3.90 per share. Pursuant to the terms of the registration rights agreement, we are filing with the SEC the shelf registration statement on Form S-3, of which this prospectus is a part, covering resales of common stock. The registration rights agreement provides that if the registration statement is not effective within a specified number of days of closing, or if we do not subsequently maintain the effectiveness of the registration statement, then in addition to any other rights the investor may have, we will be required to pay the investor liquidated damages in cash. If we fail to maintain the effectiveness of the registration statement in the future, liquidated damages could be substantial.
Other Risks
A small number of stockholders have significant influence over our business, and the interests of those stockholders may not be consistent with the interests of our other stockholders.
      EGI currently beneficially owns an aggregate of 43.05% of our outstanding common stock (assuming the exercise of its outstanding warrant to acquire 12,121,212 shares of our common stock). William C. Pate, a member of our board, is the Chief Investment Officer and a Managing Director of Equity Group Investments, L.L.C., an affiliate of EGI, and Mark Sotir, a member of our board, is also a Managing Director of Equity Group Investments, L.L.C. Neither Mr. Pate nor Mr. Sotir share beneficial ownership with EGI of any shares of our common stock. Affiliates of Healthcare Ventures currently beneficially own an aggregate of 14.95% of our outstanding common stock. James H. Cavanaugh and Harold R. Werner, members of our board of directors, are general partners of HealthCare Ventures. Affiliates of Rho Ventures currently beneficially own an aggregate of 7.80% of our outstanding common stock. Martin A. Vogelbaum, a member of our board, is a member of the general partner of Rho Ventures. Accordingly, these stockholders are able to exert significant influence over all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, as well as over the day-to-day management of our business. These stockholders may direct our affairs in a manner that is not consistent with the interests of our other stockholders. In addition, this concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination or a sale of all or substantially all of our assets.

Our certificate of incorporation and provisions of Delaware law could discourage a takeover you may consider favorable or could cause current management to become entrenched and difficult to replace.
     Provisions in our certificate of incorporation and Delaware law may have the effect of delaying or preventing a merger or acquisition of us, or making a merger or acquisition less desirable to a potential acquirer, even when the stockholders may consider the acquisition or merger favorable. Under the terms of our certificate of incorporation, we are authorized to issue 25 million shares of “blank check” preferred stock, and to determine the price, privileges, and other terms of these shares. The issuance of any preferred stock with superior rights to our common stock could reduce the value of our common stock. In particular, specific rights we may grant to future holders of preferred stock could be used to restrict an ability to merge with or sell our assets to a third party, preserving control by present owners and management and preventing you from realizing a premium on your shares.
     In addition, we are subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors. These provisions could affect our stock price adversely.
The price of our common stock has been and will likely continue to be volatile.
     Prior to our October 2003 initial public offering, there was no public market for our common stock. The initial public offering price of our common stock was $10.00 per share. Since our initial public offering, the price of our common stock has been as high as $10.30 and as low as $0.86 per share. Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

USE OF PROCEEDS
     We will not receive any proceeds from the sale of any of the shares of common stock offered by this prospectus. We will pay all expenses of the registration and sale of the shares of common stock, other than selling commissions and fees, stock transfer taxes and fees and expenses, if any, of counsel or other advisors to the selling stockholder. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions.
     A portion of the shares covered by this prospectus are issuable upon exercise of a warrant to purchase common stock. Upon any full or partial exercise of such warrant, the warrant holder would pay us the exercise price of the warrant, which is $3.90 per share of our common stock.

SELLING STOCKHOLDER
     On September 4, 2008, pursuant to a securities purchase agreement entered into on July 1, 2008, we issued and sold to the selling stockholder named in the table below in a private transaction 30,303,030 shares of common stock and a warrant to acquire up to 12,121,212 additional shares of common stock. This private placement transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. The shares and warrant in the private placement transaction were offered and sold only to an “accredited investor,” as defined in Regulation D under the Securities Act who represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. In satisfaction of our obligations under a registration rights agreement we entered into with the selling stockholder in connection with the private placement, this prospectus registers the resale of 42,424,242 shares of our common stock, representing the 30,303,030 shares of our common stock and the 12,121,212 shares of our common stock issuable upon exercise of the warrant acquired by the selling stockholder in the private placement (collectively, the “Shares”). We have agreed to keep the registration statement effective until such date that (i) all of the Shares are sold pursuant to this registration statement, (ii) all of the Shares may be sold to the public without registration or restriction (including without limitation as to volume of each holder), under the Securities Act, (iii) the Shares cease to be outstanding, or (iv) all of the Shares have been sold pursuant to Rule 144. The selling stockholder may sell all, some or none of its shares in this offering. See “Plan of Distribution.”
     The warrant issued to the selling stockholder in the private placement is immediately exercisable at an exercise price of $3.90 per share and expires on September 4, 2013. If certain changes occur to our capitalization, such as a stock split or stock dividend of our common stock, then the exercise price and the number of shares issuable upon exercise of the warrant will be adjusted appropriately.
     Except as otherwise set forth in this prospectus and in the documents incorporated by reference herein, the selling stockholder has not had any position, office or material relationship with us within the past three years.
     Because the selling stockholder may sell all, some or none of the Shares beneficially owned by it, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholder after this offering. The column in the table below showing number of shares owned after the offering assumes that the selling stockholder will sell all of the Shares offered by this prospectus. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information included in the table below, all or a portion of the Shares beneficially owned by it in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”
     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. Unless otherwise noted, each person or group identified in the table below possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. In calculating the shares beneficially owned by the selling stockholder prior to and after the offering, we have based our calculations on the number of shares of common stock deemed outstanding as of October 15, 2008.
     Information concerning the selling stockholder may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

     The following table shows information, as of October 15, 2008, with respect to the selling stockholder and the Shares, which it beneficially owns, that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholder.

Maximum
	Number of	Number of
	Shares of	Shares to be	Shares Beneficially
	Common Stock	Sold	Owned After Offering(3)
	and Warrants	Pursuant to	Number of
	Owned Prior to	this	Shares and	Percentage
Name of Selling Stockholder	the Offering	Prospectus	Warrants	of Class
EGI-MBRK, L.L.C.(1)	42,424,242 (2)	42,424,242	—	—

(1)	The following entities share the power to vote or dispose of the shares held by EGI-MBRK, L.L.C.: EGI-Fund (08-10) Investors, L.L.C. (“Fund (08-10)”), which is the managing member of the selling stockholder; SZ Investments, L.L.C. (“SZI”), which is the managing member of Fund (08-10); and Chai Trust Company, LLC (“Trustee”), which is the trustee of the trusts (the “Trusts”) which indirectly own SZI. The Trusts were established for the benefit of Samuel Zell and members of his family. Samuel Zell is neither an officer nor a director of the Trustee.

(2)	Includes 12,121,212 shares of common stock issuable upon the exercise of a warrant held by EGI-MBRK, L.L.C. and 30,303,030 shares of common stock owned by EGI-MBRK, L.L.C. For the purposes hereof, we assume the issuance of such 12,121,212 shares pursuant to a cash exercise of such warrant.

(3)	Assumes that the selling stockholder named herein will sell all of the shares of common stock offered pursuant to this prospectus, including all of the shares of common stock issuable upon exercise of the warrant. We cannot assure you that the selling stockholder named herein will sell all or any of its shares.

PLAN OF DISTRIBUTION
     We are registering the previously issued 30,303,030 shares of our common stock and 12,121,212 shares of our common stock issuable upon the exercise of a warrant to permit the resale of these shares of our common stock by the selling stockholder from time to time after the date of this prospectus. We are registering the common stock to fulfill our obligations under a registration rights agreement with the selling stockholder. The registration of the common stock does not necessarily mean that any of the shares will be offered or sold by the selling stockholder under this prospectus. We will not receive any of the proceeds from the sale of any of the shares of common stock offered by this prospectus. As used in this prospectus, the term “selling stockholder” includes the selling stockholder named in the section of this prospectus entitled “Selling Stockholder” and its pledgees, transferees and other successors-in-interest.
     The selling stockholder may, from time to time, sell, transfer or otherwise dispose of any or all of its shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholder may use one or more of the following methods when disposing of the shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share;

•	a combination of any such methods of disposition; and

•	any other method permitted pursuant to applicable law.
     The selling stockholder may also sell shares of common stock under Rule 144 under the Securities Act, if available, rather than under this registration statement.

     Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.
     The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under the prospectus that forms a part of the registration statement, or under an amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act, amending the list of selling stockholders included therein to include the pledgee, transferee or other successors-in-interest as selling stockholders under such prospectus.
     The selling stockholder also may transfer shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.
     In connection with the sale of the shares of common stock or interests in shares of common stock, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The selling stockholder and any broker-dealer or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock pursuant to this prospectus and activities of the selling stockholder.
     We have agreed to indemnify the selling stockholder against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
     We have agreed with the selling stockholder to keep the registration statement that includes this prospectus effective until such date that (i) all of the shares offered by this prospectus are sold pursuant to the registration statement, (ii) all of the shares offered by this prospectus may be sold to the public without registration or restriction (including without limitation as to volume of each holder), under the Securities Act, (iii) the shares offered by this prospectus cease to be outstanding, or (iv) all of the shares offered by this prospectus have been sold pursuant to Rule 144. Our registration rights agreement with the selling stockholder permits us to suspend the use of this prospectus in connection with sales of the shares of our common stock offered under this prospectus by holders during periods of time under certain circumstances relating to pending corporate developments and public filings with the SEC and similar events.
LEGAL MATTERS
     The validity of the shares of common stock offered under this prospectus will be passed upon for us by Dewey & LeBoeuf LLP, New York, New York.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
     We are filing this prospectus as part of a registration statement on Form S-3 with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 000-50414. You may read and copy the registration statement and any other document we file at the SEC’s public reference room located at:
100 F Street, N.E.
Washington, D.C. 20549
     You may obtain information on the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC and these filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our shares of common stock are listed on The Nasdaq Global Market under the symbol “MBRK.” You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. Information about us, including our SEC filings, is also available on our website at http://www.middlebrookpharma.com; however, that information is not a part of this prospectus or any accompanying prospectus supplement.
INCORPORATION BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus and any prospectus supplement, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any information that is not deemed filed under the Exchange Act):
•	Our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 25, 2008, including information incorporated by reference from our Definitive Proxy Statement on Schedule 14A for our annual meeting of stockholders filed with the SEC on April 28, 2008.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008 filed with the SEC on May 14, 2008 and August 14, 2008, respectively.

•	Our Current Reports on Form 8-K filed with the SEC on January 30, 2008, April 10, 2008, July 8, 2008, July 30, 2008 and September 10, 2008.

•	The description of our common stock which is contained in our registration statement on Form S-1 (File No. 333-107599), as amended.
     We will provide a copy of the documents we incorporate by reference upon request, at no cost, to any person who receives this prospectus. You may request a copy of these filings, by writing or telephoning us at the following:
MiddleBrook Pharmaceuticals, Inc.
20425 Seneca Meadows Parkway
Germantown, Maryland 20876
Attention: Investor Relations
(301) 944-6600
     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Neither we nor the selling stockholder are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or document incorporated by reference is accurate as of any date other than the date on the front of the relevant document.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by MiddleBrook Pharmaceuticals, Inc. All of the amounts shown are estimated except the SEC registration fee.

SEC Registration fee	$2,085
Printing fee	5,000
Accounting fees and expense	5,000
Legal fees and expenses	10,000

Total	$22,085

Item 15. Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit, or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper.
Our certificate of incorporation and bylaws provide that we will indemnify and advance expenses to our directors, officers and employees to the fullest extent permitted by Delaware law in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is a party or is threatened to be made a party by reason of the fact that he or she is or was our director, officer or employee, or is or was serving at our request as a director, officer, employee or agent of another corporation or enterprise. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.
We have purchased directors’ and officers’ liability insurance to insure our directors and officers against liability for actions or omissions occurring in their capacity as a director or officer, subject to certain exclusions and limitations.
Item 16. Exhibits.
A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

Item 17. Undertakings.
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Germantown, State of Maryland, on October 17, 2008.

MIDDLEBROOK PHARMACEUTICALS, INC.
By:	/s/: John S. Thievon
John S. Thievon
President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act this registration statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below hereby constitutes and appoints John S. Thievon, Dave Becker and Brad Cole, or any one of them, as such person’s true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person’s name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Signatures	Title	Date

/s/: John S. Thievon John S. Thievon	President, Chief Executive Officer and Director (Principal Executive Officer)	October 17, 2008

/s/: Dave Becker Dave Becker	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 17, 2008

/s/: R. Gordon Douglas, Jr., M.D. R. Gordon Douglas, Jr., M.D.	Chairman of the Board	October 17, 2008

/s/: James H. Cavanaugh, Ph.D. James H. Cavanaugh, Ph.D.	Director	October 17, 2008

/s/: Richard W. Dugan Richard W. Dugan	Director	October 17, 2008

/s/: Wayne T. Hockmeyer, Ph.D. Wayne T. Hockmeyer, Ph.D.	Director	October 17, 2008

/s/: William C. Pate William C. Pate	Director	October 17, 2008

/s/: Mark Sotir Mark Sotir	Director	October 17, 2008

/s/: Martin A. Vogelbaum Martin A. Vogelbaum	Director	October 17, 2008

/s/: Harold R. Werner Harold R. Werner	Director	October 17, 2008

EXHIBIT INDEX

Number		Description
3.1		Seventh Restated Certificate of Incorporation
3.2	*	Amended and Restated Bylaws
4.1	*	Specimen Stock Certificate
4.2		Registration Rights Agreement(1)
4.3		Form of Warrant Agreement(1)
5.1		Opinion of Dewey & LeBoeuf LLP
23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.4		Consent of Dewey & LeBoeuf LLP (included in Exhibit 5.1)
24.1		Powers of Attorney (included in the signature page hereto)

*	Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-107599).

(1)	Filed as Exhibits to our Current Report on Form 8-K dated July 8, 2008.